AB 5/18

5/19



06008718

UNIT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 53649 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAE Enterprises, LTD

| OFFICIAL USE ONLY |
|---|
| 118286 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 SE 36th St., #300
(No. and Street)

Mercer Island (City) WA (State) 98040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Ellis (206) 795 0395
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown, Inc., PC
(Name — *if individual, state last, first, middle name*)

40 Lake Bellevue Drive, #260 (Address) Bellevue (City) WA (State) 98005 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/21/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Donald A. Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAE Enterprises, LTD, as of March 31, ~~19~~ 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEBORAH LYN ELL
COMMISSION EXPIRES
NOTARY
PUBLIC
10-9-07
STATE OF WASHINGTON

Deborah Lyn Ell
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DAE ENTERPRISES, LTD

Financial Statements
and Supplementary Information

March 31, 2006

Jack W. Brown Inc., P.C.

TABLE OF CONTENTS

JACK W. BROWN INC., P.C.
Accountants & Consultants 40 Lake Bellevue Drive., Suite 260 Bellevue, Washington 98005 (425) 467-1074 FAX (425) 454-7984 CELLULAR (425) 829-3800 E-MAIL jjmusic@jps.net

April 26, 2006

To the Board of Directors
DAE Enterprises, LTD
Mercer Island, WA

We have audited the accompanying balance sheet of DAE Enterprises, LTD, as of March 31, 2006, and the related statements of income and retained earnings and cash flows for those periods. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAE Enterprises, LTD, as of March 31, 2006, and the results of its operations and cash flows for the year and month then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jack W. Brown Inc., P.C.

Jack W. Brown Inc., P.C.
Seattle, WA
April 26, 2006

DAE ENTERPRISES, LTD
BALANCE SHEET

| | |
|---|---|
| **ASSETS** | March 31, 2006 |
| Current | |
| Cash | $ 7,585 |
| Certificates of deposit | 7,113 |
| Total current assets | 14,698 |
| Property & Equipment (Note 1) | |
| Office equipment | 13,914 |
| Less accumulated depreciation | (8,771) |
| Total property & equipment | 5,143 |
| TOTAL ASSETS | $19,841 |
| **LIABILITIES & STOCKHOLDER'S EQUITY** | |
| Current Liabilities | |
| Accounts Payable | $ 4,334 |
| Stockholder's Equity | |
| Common stock, $1 par value, 10,000 shares authorized, and 7,000 shares issued and outstanding | 7,000 |
| Additional paid in capital | 72,440 |
| Retained earnings (deficit) | (63,933) |
| Stockholder's Equity | 15,507 |
| TOTAL LIABILITIES & STOCKHOLDER'S EQUITY | $19,841 |

See accompanying notes to the financial statements

DAE ENTERPRISES, LTD
STATEMENT OF INCOME & RETAINED EARNINGS

| | Year Ended March 31, 2006 |
|---|---|
| **INCOME** | |
| Concessions | $ 2,738 |
| **OPERATING EXPENSES** | |
| Professional Services | 2,940 |
| Office Expenses | 1,960 |
| Taxes & Licenses | 586 |
| Telephone | 3,403 |
| Travel & Entertainment | 5,745 |
| Automobile Expense | 3,091 |
| Employee Benefits | 6,774 |
| Dues & Subscriptions | 3,033 |
| Depreciation | 1,860 |
| Maintenance & Repairs | 4,250 |
| Postage & Delivery | 163 |
| Bank Service Charges | 80 |
| Parking | 45 |
| Contributions | 110 |
| Total Operating Expenses | 34,040 |
| Loss from Operations | (31,302) |
| Interest Income | 113 |
| NET LOSS | (31,189) |
| RETAINED EARNINGS, (DEFICIT) March 31, 2005 | (32,744) |
| RETAINED EARNINGS (DEFICIT), March 31, 2006 | ($63,933) |

See accompanying notes to the financial statements

DAE ENTERPRISES, LTD
STATEMENT OF CASH FLOWS

| | Year Ended March 31, 2006 |
|---|---|
| Cash flows from operating activities | |
| Net Loss | ($31,189) |
| Depreciation expense | 1,860 |
| Total cash flow from operating activities | ($29,329) |
| | |
| Adjustment to reconcile net income to net cash provided by operating activities | |
| Increase in accounts payable | 4,334 |
| Increase in additional paid in capital | 30,193 |
| | 34,527 |
| Net increase in cash & cash equivalents | 5,198 |
| | |
| Cash & cash equivalents at beginning of year | 9,500 |
| | |
| Cash & cash equivalents at end of year | $ 14,698 |

See accompanying notes to the financial statements

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A. Nature of business: DAE Enterprises, LTD is a privately-held Broker-Dealer company which was incorporated in the State of Washington in 1983.

B. Property & equipment: Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income during that year. The cost of maintenance and repairs is charged to expenses when incurred, whereas expenditures which substantially increase the useful lives of property and equipment are capitalized.

C. Depreciation: The provision for depreciation for financial statement purposes is computed over five years using the straight line method. Depreciation expense for the year ended March 31, 2006 was $1,860. For tax purposes, depreciation is computed using accelerated methods.

D. Cash & cash equivalents: Cash and cash equivalents consist of cash in checking accounts and certificates of deposit with a maturity of less than 12 months.

E. Income taxes: The Company reports income for financial statement purposes on the accrual basis whereby revenue is recognized as services are performed and expenses are incurred. For federal income tax purposes, the Company reports income on the cash basis whereby revenue is recognized as it is collected and expenses are recognized as paid. There was no deferred income tax at March 31, 2006.

F. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. NET CAPITAL REQUIREMENT:

Pursuant to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, the Company has a $5,000 net capital requirement. For the year ended March 31, 2006 the Company's net capital balance was $10,364.

SUPPLEMENTARY INFORMATION

UNDER RULE 15c3-3
For the Year Ended March 31, 2006

Exemptive Provisions:

The Company is exempt from Rule 15c3-3 in that the Company does not receive any customer securities or cash.

DAE ENTERPRISES, LTD
COMPUTATION of NET CAPITAL Under SEC. RULE 15c3-1

| | |
|---|---|
| Net Capital per audited Financial Statements, March 31, 2005 | $ 15,507 |
| Less Non-Allowable Assets | 5,143 |
| Net Capital, March 31, 2006 | $ 10,364 |

See the Reconciliation of Audited and Unaudited Computation of Net Capital on the following page.

DAE ENTERPRISES, LTD
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL March 31, 2006

| | | | |
|---|---|---|---|
| | Unaudited<br>Form X-17A-5<br>Part II<br>Prepared by<br>DAE Enterprises LTD | Audited<br>Form X17A | |
| Differences | Filed on | Part IIA | Differences |
| Page 3 | | | |
| Lines 1 & 3 | $10, 364 | $10,364 | 0 |